[MILLER & MARTIN PLLC LETTERHEAD]

March 11, 2008

Via Federal Express

Mr. Jonathan Gottlieb

U. S. Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Piedmont Community Bank Group, Inc.

Registration Statement on Form S-1/A

File No. 333-146206

Dear Mr. Gottlieb:

Enclosed please find one clean and two marked copies of the captioned issuer’s first amendment to its Form SB-2 (filed on a Form S-1). I am also enclosing, at your request, three additional copies of this response letter.

With respect to your October 18, 2007 letter, we have made the following revisions. For your convenience, we have restated your comment with the answer following the comment.

Cover Page of Prospectus

1.	Please clarify in the second paragraph that your directors and officers are not selling shares that they personally own but are acting as sales agents in selling shares on behalf on the company.

Answer:	We have revised the first sentence in the second paragraph to clarify that the directors and officers will sell shares as agents on the company’s behalf.

Summary, page 1

2.	Please revise the preamble and the substance of this section to “provide a brief overview of the key aspects of the offering” as required by Instruction 503(a) of Regulation S-B. In this regard, disclose in a subsection why you are doing the offering at this time and in this manner (no minimum) and what uses will be made with the proceeds (open branches, expand loan originations, etc.).

Answer:	We have revised the preamble and added a new subsection with the requested disclosures. We have also made other edits to the Summary section as deemed appropriate to comply with the requirements of Item 503(a) of Regulation S-B.

The Offering Price

3.	Please summarize how you established the offering price.

Answer:	We have added a new subsection with the Summary section that addresses the establishment of the offering price.

Piedmont Community Bank Group, Inc., page 1

4.	Please revise your claim that you are a “full service commercial bank” to disclose the services you currently provide. Please disclose, in the first paragraph

•	that almost ninety percent of your loans are real estate related and that over sixty five percent of your loans are for the acquisition or development or construction of residential homes;

•	the percentage of your loan portfolio that are sub prime loans.

•	disclose, as of the most recent possible date, the percentage of your loan portfolio that is related to, each of the types of loans that you make;

•	disclose the percentage of your loans that are fixed rate and the percentage that are variable;

•	disclose the percentage of your loans that are short term and the percentage that are long term; and

•	disclose any concentrations in your deposits or loans in a small number of customers.

Answer:	We have made the requested disclosures in the first paragraph under the subsection entitled “Piedmont Community Bank Group, Inc.”

Market and Competition, page 1

5.	Please revise this section as follows:

•	define your “service area” based on actual business;

•	identify those counties in which you conduct business;

•	disclose your competitive position based upon the percentage of deposits in the state; and

•	summarize the competitive advantages that your competitors have including the services they offer that you do not and differences in loan and deposit rates.

Answer:	We have made the requested revisions to this subsection.

Growth Strategy, page 2

6.	Please revise to disclose the extent to which your ability to grow is dependent upon attracting more capital in this offering.

Answer:	We have added disclosure regarding the extent to which the company’s opening of new branches is dependent upon the success of the offering.

Ownership by Management

7.	Please disclose in the summary, the maximum number and percentage of shares that will be beneficially owned by directors and officers and disclose the number of shares they intend to purchase in the offering.

Answer:	We have added this disclosure under the subheading “Management”.

Risks, page 4

8.	Please revise this summary of the risk factors to include the most material risk factors.

Answer:	We have added two additional bullet point risks addressing the loan concentrations and the ability to implement the growth strategy, which the company considers to be the most material risk factors. In connection with this revision we have also re-ordered the risk factors within the Risk Factor section so that these risks are discussed first.

Risk Factors, page 5

9.	Please revise each risk factor to “provide the information investors need to assess the magnitude of the risk.” We refer you to Staff Legal Bulletin No. 7 (sample comments 34 and 38).

Answer:	We have reviewed each risk factor and revised them as appropriate to comply with the concepts outlined in Staff Legal Bulletin No. 7.

10.	Please revise your risk factor relating to loan participation as follows:

•	disclose the extent to which these loans are subprime; and

•	disclose the extent to which these loans are real estate related.

Answer:	We have revised this risk factor to disclose that all participations constitute real estate loans and none constitute subprime loans.

11.	Please discuss the risks associated with the fact that the entity serving as your sales agent for the offering is also your market maker.

Answer:	We have added a risk factor that addresses what we believe are associated with the sales agent also serving as the sole market maker. If you had other risks in mind we would of course be happy to further evaluate this disclosure.

12.	Please discuss the risks of declining capital ratios, return on assets and return on equity since December 31, 2005.

Answer:	We have added a risk factor that addresses the declining ratios and the possibility that they will not improve.

13.	Please revise the risk factor relating to the fact that your stock is currently thinly traded to disclose the current number of holders.

Answer:	We have disclosed the current number of shareholders in this risk factor.

14.	We note your disclosure on page F-14 that approximately $72 million of deposits at December 31, 2006 are time deposits scheduled to mature within one year. Please revise to include a risk factor addressing the risks due to your reliance on time deposits. Address the fact that such deposits may not be as stable as other types of deposits, that these tend to be higher cost deposits, and to retain such deposits or to obtain replacement funding could impact your interest rate spread. In addition, discuss the potential impact on your liquidity if you do not retain such deposits.

Answer:	We have added a risk factor that addresses the company’s reliance on time deposits. While we have mentioned the possible liquidity issues that would be faced if the time deposits are not retained, the company believes that it could secure deposits quickly if a high enough rate was paid. Therefore, the company believes that the true risk that is associated with a concentration in time deposits is the possibility of having to increase rates rather than the possibility of losing a substantial amount of deposits within a short time frame.

15.	As a related matter, please include a similar discussion in your management discussion and analysis regarding liquidity. Describe your expectations regarding retention of time deposits and changes in your deposit mix.

Answer:	We have expanded the discussion under the subheading “Liquidity” on page 18 to include a more in depth analysis regarding liquidity, including the impact of a heavy reliance on time deposits.

The Offering, Page 10

16.	Please provide the disclosure required by Item 5 of Form SB-2 regarding determination of offering price.

Answer:	We have added the required disclosure under a separate subheading within this section.

Plan of Distribution, page 10

17.	Please revise the third paragraph to disclose that SAMCO is the only market maker for your stock.

Answer:	We have added the requested disclosure.

Use of Proceeds, page 11

18.	Please revise this section to disclose the estimated costs to complete and start operations at the two branches and the anticipated source of funds.

Answer:	We have revised this section to disclose the estimated costs to complete the proposed branches and that the source of the funds would be proceeds from this offering.

Dilution, page 14

19.	Please revise this section to include a table as required by Item 508(a) or advise us of the reasons why one is not necessary.

Answer:	We assume, since the comment relates to the section entitled “Dilution”, that the reference should be to Item 506 to Regulation S-B. In any case, since the proposed offering price is less than the tangible book value per share we have removed this section.

Management’s Discussion and Analysis or Plan of Operation, page 15

20.	Please revise this section to comply with Item 303(b) of Regulation S-B including but not limited to the following:

•	the discussion should have “particular emphasis on the prospects for the future;”

•	address “key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation” of you;

•	disclose any known trends, events or uncertainties that impact on your liquidity either short term or long term (such as declining ROA, ROE and capital ratios); and

•

disclose any known trends, events or uncertainties (such as increasing costs of funds and lower margins) that have or are reasonably likely to have a material impact on your net sales or revenues or income from continuing operations.

Please do not simply recite data from your financial statements but provide analysis of the data.

Answer:	We have generally revised the MD&A section to address this comment. We believe that some of the revisions to other comments (most notably comments 15 and 21) also serve to address the points raised in this comment.

21.	Please provide analysis of the following:

•	recent trends in real estate prices and sales in your market area;

•	recent trends in new housing starts in your market area;

•	any concentration of loans or deposits in one or more borrowers or depositors; and

•	risks related to your loan participations.

Answer:	We have provided the requested analysis with respect to the first two bullet points with the subsection entitled “Overview” at page 18. We have addressed the fourth bullet point by adding new text under the heading “Summary of Loan Loss Experience”, which begins at page 32. As noted in the first page of the “Summary” Section, we do not believe that there are any material concentrations of loans or deposits in one or more borrowers or deposits.

Results of Operations for the Years Ended December 31, 2006 and 2005, page 22 Non-interest Income, page 23

22.	Please revise to describe the source and nature of your mortgage origination income. Include your accounting policy for recognizing such income in your financial statement footnotes.

Answer:	The Bank recognizes mortgage origination fees for mortgage loans that the Bank originates and processes for independent investors. These loans are funded by the independent investors, and are not recorded on our books. The mortgage origination fee income is recognized at date of loan closing. We have revised our discussion under the heading “Non-interest Income” at page [__] to describe the source and nature of mortgage origination income and revised our summary of significant accounting policies within the footnotes to the financial statements to include “Mortgage Origination Income”.

Selected Financial Information and Statistical Data, page 25

23.	Please revise to include the information as of June 30, 2007 for Items III, IV, and V of Industry Guide 3.

Answer:	We have generally updated this information as of September 30, 2007. However, the bank’s data processing systems were unable to generate the information called for by Item III.B. (Maturities and Sensitivities of Loans to Changes in Interests Rates) for interim periods without undue burden. We note that Industry Guide III does not specifically require this information for interim periods.

Industry and Competition, page 34

24.	Please revise this section to provide more detail as to how you will compete with established national and international financial institutions including, but not limited to, the following:

•	disclose your competitive position in the industry, as required by Item 101(b)(4) of Regulation S-B;

•	disclose the methods of competition, as required by Item 101(b)(4) of Regulation S-B;

•	explain the basis for your claim, in the first paragraph, that recent acquisitions of state banks by interstate financial institutions will not have “a significant impact” on you;

•	discuss in detail, the products and services that the largest competitors offer that you do not and differences in various rates, including a lending and deposits from yours;

•	discuss in detail how your compete with more established local institutions that offer the same products and services as you and the same local orientation;

•	provide more detail regarding your characterization, on page 35, of competition as “intense;” and

•	discuss how your ability to compete will be affected by the regulatory limits on lending that will be imposed on you.

Answer:	We have expanded the discussion under “Industry and Competition” to address your requests. Please note, however, that we removed the reference to the effect of interstate banking has on Piedmont. As revised, we believe that the remainder of the discussion adequately addresses Piedmont’s competitive environment.

Types of Loans, page 35

25.	Please revise this section to include analysis of the respective percentage of your loan portfolio attributable to each type of loan and trends in the composition of your loan portfolio.

Answer:	We have revised this section to include the requested analysis.

26.	Please disclose whether you lend to developers who do not have leases for the properties.

Answer:	We have revised the description of construction and development loans to make it clear that they cover both residential and commercial properties and that the speculative portion of these loans includes commercial properties without secured lessees.

Summary Compensation Table, page 50

27.	Please provide narrative disclosure required by Item 402(c) describing the material factors that led to your awarding the types and amounts of compensation to the executives in the most recent fiscal year.

Answer:	We have added a new subsection entitled “Overview” that immediately precedes the Summary Compensation Table and that outlines the factors that are considered and the process that is followed in setting executive compensation.

Compensation of Directors, page 54

28.	Please provide narrative disclosure required by Item 402(f)(3) describing the material factors that led to your awarding the forms and amounts of compensation to the directors in the most recent fiscal year.

Answer:	We have added disclosure to the paragraph following the director compensation table to set forth the methodology used by the board in setting director compensation. As revised, we believe the disclosure complies with the requirements of Item 402(f)(3) of Regulation S-B to describe any material factors necessary to an understanding of the compensation set forth in the table.

Consolidated Financial Statements

Note 1-Summary of Significant Accounting Policies, page F-7

29.	We note your disclosure of accounting policies for investment securities and loans that you use a method which approximates the interest method and level yield methods of recognizing interest income. Please describe for us, on a supplemental basis, the methods you use and how you determined that the method used materially approximates the interest or level yield methods. In your analysis, quantify the difference; in interest income resulting from use of your method compared to the interest or level yield method. Refer to paragraph 18 of SFAS 91.

Answer:	The amortization of premiums and accretion of discounts on purchases of investment securities is recognized in interest income using the constant yield to maturity method, which is the same as the level yield method.

The amortization and accretion of loan origination fees and costs are recognized in interest income using the straight-line method. In deciding to use the straight-line method the company was faced with using its data processing system, which only allows the use of the straight-line method or maintain manual calculations for each individual loan using the level yield method. Its decision to use the straight-line method considered the significance of the net unearned loan fees and costs, the weighted average life of the loan portfolio, the loan fees typically charged and the loan origination costs for the various types of loans. The company’s net unearned loan fees and costs as of December 31, 2006 and 2005 were $64,357 and $36,469, respectively, the weighted average life of the loan portfolio at December 31, 2006 was 2.1 years, and the majority of the loans result in minimal or no net deferral. It is the company’s position that the deferral of loan fees and costs is immaterial to its financial statements, however, the company has adopted a policy that attempts to materially comply with generally accepted accounting principles given system limitations and considering the cost benefit of manually performing individual calculations for each loan. In addition, the company has run comparisons of the level yield and straight-line amortization methods on a sample of loans which support our position that the difference is immaterial.

* * * * * * * * * * * * *

Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form S-1 or the responses contained in this letter. We look forward to working with you during the review process.

Sincerely,

MILLER & MARTIN PLLC

/s/ Michael P. Marshall
Michael P. Marshall, Jr.

MPMjr:eha

Enclosures

cc:	Julie Simmons